December 23, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F. Street, N.E.
Washington, D.C. 20549

Attn:	Taylor Beech
Lilyanna Peyser
Rufus Decker
Linda Cvrkel

Re:	Euro Tech Holdings Company Ltd.
Annual Report on Form 20-F for Fiscal Year Ended December 31, 2021
Filed May 16, 2022
Amendment No. 1 to Form 20-F for Fiscal Year Ended December 31, 2021
Filed September 23, 2022
File No. 000-22113

Ladies and Gentlemen:

Euro Tech Holdings Company Ltd. (the “Company”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter to the Company dated November 17, 2022 (the “Comment Letter”) pertaining to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021, as amended on September 23, 2022 on a Form 20-F/A filed with the Commission (the “2021 Annual Report”).

The Company’s responses are preceded by a reproduction of the corresponding Staff comments in bold as set forth in the Comment Letter. Any capitalized terms used herein but not defined herein shall have the meanings given to them in the 2021 Annual Report. The Company undertakes to include the proposed amendments substantially in the form set forth below with revisions and updates as appropriate to reflect the Company’s circumstances at the time when the Company files its amendment No. 2 to the 2021 Annual Report (the “Amended 20-F”).

Amendment No. 1 to Form 20-F for Fiscal Year Ended December 31, 2021

Item 3. Key Information, page 6

1.
We note your revised disclosure in response to comment 1 and reissue our comment in part. Acknowledge that Chinese regulatory authorities could disallow your holding company structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross reference to your detailed discussion of risks facing the company as a result of this structure.

Company Response: The Company acknowledges the Staff’s comment and proposes to add the following disclosure in the section titled “Our Corporate Structure” in Item 3 of the Amended 20-F:

“We acknowledge that Chinese regulatory authorities could disallow our holding company structure, which would likely result in a material change in our operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Please see “Item 3. Key Information – D. Risk Factors— Risks Related to the Company Itself – Chinese regulatory authorities could disallow our holding company structure” for a more detailed discussion on this matter.”

In addition, the Company proposes to add the following disclosure in Section D in Item 3 of the Amended 20-F:

“Chinese regulatory authorities could disallow our holding company structure.

The Company is a holding company and not an operating company. It owns 100% of the shares of Far East, which owns 100% of the equity of ETTS and SET in China, and 58% of the equity of Yixing in China and 58% of the equity of Pact in the British Virgin Islands. Far East also holds 19.4% of the equity of Blue Sky in China. Both ETTS and SET have ceased active business operations as of the date of this Amendment No.2. Far East, Yixing, Pact and Blue Sky are engaged in active business operations. As of the date of this Amendment No. 2, Chinese law does not prohibit or restrict the Company from holding the equity of Far East, Yixing or Blue Sky. However we cannot assure you that Chinese regulatory authorities would never disallow our holding company structure, or otherwise prohibit or restrict the Company from holding the equity of Far East, Yixing or Blue Sky. If Chinese regulatory authorities do disallow our holding company structure as aforesaid, this would likely result in a material change in our operations and consequently a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless.”

2.
We note your revised disclosure in response to comment 8 and reissue our comment in part. Please identify the person or entity that owns the equity in each depicted entity, including your subsidiaries that are not wholly-owned subsidiaries.

Company Response: The Company acknowledges the Staff’s comment, as the shareholder information of the wholly-owned subsidiaries of the Company has been provided, the Company proposes to add the following disclosure in the section titled “Our Corporate Structure” in Item 3 of the Amended 20-F:

“In addition to the shareholder information disclosed in the chart above, we also note the following:

The shareholders of Yixing are listed below:

	Shareholders	Ownership Percentage
1	Euro Tech (Far East) Limited	58%
2	Tamworth Industrial Ltd.	42%

The shareholders of Pact are listed below:

	Shareholders	Ownership Percentage
1	Euro Tech (Far East) Limited	58%
2	Tamworth Industrial Ltd.	42%

The ten shareholders of Blue Sky with the largest shareholding percentage are listed below (Blue Sky is a public company in China and therefore has a number of other minority shareholders that are not publicly disclosed):”

	Shareholders	Ownership Percentage
1	Zhongbiao WU	25.30%
2	Euro Tech (Far East) Limited	19.42%
3	Zhineng WANG	13.17%
4	Deming WANG	11.37%
5	Yueai FENG	4.70%
6	Shan ZHONG	3.94%
7	Yuling ZHOU	3.84%
8	Huaming SUN	3.53%
9	Hangzhou Helan Technology Co.	2.87%
10	Changjie CHENG	2.48%

Permissions or Approvals Required to be Obtained from Chinese Authorities, page 8

3.
Please revise to identify any permissions or approvals you are required to obtain to offer your securities, or state that you are not required to obtain any permissions or approvals to offer your securities. We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions regarding whether you need permissions and approvals to operate your business and to offer securities to investors; if true, state as much, explain why such an opinion was not obtained, and describe the bases for your conclusions regarding whether you need permissions and approvals.

Company Response: The Company acknowledges the Staff’s comment and proposes to revise the disclosure in the section titled “Permissions or Approvals Required to be Obtained from Chinese Authorities” in Item 3 of the Amended 20-F as follows:

“Permissions or Approvals Required to be Obtained from Chinese Authorities

Our business focuses on the design, sale and distribution of water and waste-water treatment tools and equipment. The group companies that are active in business operations are Far East in Hong Kong, Yixing in mainland China and Pact in the British Virgin Islands. Far East is the Company’s wholly-owned subsidiary. Far East holds 58% of the equity of Yixing and Pact respectively.

Based on our internal assessment, the Company and its subsidiaries are not required to obtain any permissions or approvals from the Chinese authorities in order to operate their respective business or offer the Company’s securities as currently conducted, except that the group companies located in Mainland China should obtain a business license to operate their respective business. As listed in the chart below, such group companies have received their business license. None of the Company and its subsidiaries has ever been requested by any Chinese authority to obtain any other permissions or approvals to conduct their respective business or to offer the Company’s securities. In addition, please note that Euro Tech Trading (Shanghai) Limited and Shanghai Euro Tech Limited listed have ceased their active business operations already.

Company	Permission/Approval	Issuing Authority	Validity
Euro Tech Trading (Shanghai) Limited	Business License	Market Supervision Administration of Free Trade Pilot Zone (Shanghai)	May 13, 2047
Shanghai Euro Tech Limited	Business License	Market Supervision Administration of Shanghai	December 8, 2029
Yixing Pact Environmental Technology Co., Ltd.	Business License	Market Supervision Administration of Yixing City	Long term

We did not rely upon an opinion of counsel with respect to our conclusions regarding whether we need permissions and approvals to operate our business and to offer securities to investors. The basis of our assessment above is as follows: (1) the Company had been primarily a distributor of advanced water treatment equipment, laboratory instruments, analyzers, test kits and related supplies and power generation equipment (including recorders and power quality analyzers). We have been in this business for more than 20 years for now and have never been required to apply for any permissions or approvals from the Chinese authorities to conduct our business; (2) we are aware of the recent regulatory development relating to Chinese authorities’ focus on cross-border data transfer, as further described in “Item 4. Information on the Company — B. Business Overview – Recent Regulatory Update”. We do not believe our listing of ordinary shares requires permissions or approvals from the Chinese authorities. As a distributor of advanced water treatment equipment, laboratory instruments, analyzers, test kits and related supplies and power generation equipment (including recorders and power quality analyzers) to businesses (i.e. not end-customers), we and our subsidiaries are not subject to cybersecurity review with the Cyberspace Administration of China, or the CAC, and are not deemed as critical information infrastructure operator or online platform operators mentioned in Cybersecurity Review Measures, which became effective on February 15, 2022, because all of our customers in China are corporate customers, rather than individuals. As a result, we do not currently have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future, which we understand might otherwise subject us to the Cybersecurity Review Measures.

However it is possible that changes in law may render us to be subject to such rules and regulations. It is also possible that in practice the government agencies impose more stringent requirements on us, or that our interpretation of the rules and regulations turn out to be inaccurate. Notably, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. Please see “Item 3. Key Information – D. Risk Factor – A substantial portion of our operations are located in China through our subsidiaries. Our ability to operate in China may be impaired by changes in Chinese laws and regulations, including those relating to taxation, environmental regulation, restrictions on foreign investment, and other matters” and “Item 3. Key Information – D. Risk Factor -Our failure to comply with cybersecurity and data protection laws and regulations could lead to government enforcement actions and significant penalties against us, and adversely impact our operating results” for a more detailed discussion on this issue.”

Risk Factor Summary, page 11

4.
We note your revised disclosure in response to comment 9 and reissue our comment in part. Specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Company Response: The Company acknowledges the Staff’s comment and proposes to add the following disclosure in the section titled “Risk Factor Summary” in Item 3 of the Amended 20-F:

●
Risks may arise from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice. See “Item 3. Key Information – D. Risk Factors — The PRC legal system embodies uncertainties which could limit the available legal protections and expand the government’s power” for a more detailed discussion on this matter.

●
Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our securities. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information – D. Risk Factors — A substantial part of our operations are located in China through our subsidiaries. Our ability to operate in China may be impaired by changes in Chinese laws and regulations, including those relating to taxation, environmental regulation, restrictions on foreign investment, and other matters” for a more detailed discussion on this matter.

Item 15. Controls and Procedures, page 75

5.
In an amended Form 20-F, please revise your disclosures to state both your internal control over financial reporting and your disclosure controls and procedures were not effective, and disclose the reasons why they were not effective, including discussing material weaknesses that exist. Alternatively, please tell us in detail how you concluded both your internal control over financial reporting and your disclosure controls and procedures were effective as of December 31, 2021, despite your filing an amendment to your Form 20-F restating your financial statements to correct multiple errors identified in our comments 12 and 13.

Company Response: The Company acknowledges the Staff’s comment and proposes to revise Item 15 of the Amended 20-F as follows:

“ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rules 13a-15(b) and 15d-15(b) under the Exchange Act, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this Annual Report on Form 20-F/A.

Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2021, our disclosure controls and procedures were not effective to accomplish their objectives at the reasonable assurance level. In light of this fact, our management has performed additional analyses, and other post-closing procedures and has concluded that, notwithstanding the material weaknesses in our internal control over financial reporting described below, the consolidated financial statements for the periods covered by and included in this Annual Report on Form 20-F/A fairly state, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with U.S. GAAP.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, they used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management have concluded that, as of December 31, 2021, our internal control over financial reporting was ineffective because of the material weakness described below.

The material weakness that was identified is our lack of sufficient financial reporting and accounting personnel with appropriate levels of knowledge, experience and training in the application of U.S. GAAP and SEC reporting requirements commensurate with our financial reporting requirements.

Management is in the process of re-assessing the design of certain control activities and developing its remediation plan for the above identified weaknesses. The Company’s actions are subject to ongoing senior management review, as well as Audit Committee oversight. The Company will implement following remedial measures within its resources as soon as practicable: establishing an internal audit function or engaging an external consulting firm, to assist with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal controls and implement regular U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel.

Changes in Internal Controls over Financial Reporting

There were no changes in our internal controls that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting.”

Euro Tech Holdings Company Limited Consolidated Financial Statements Report of Independent Registered Public Accounting Firm, page F-2

6.
You corrected errors in your financial statements in response to comments 12 and 13. Please make arrangements with your auditor for them to revise their audit report to reference the error corrections and the specific footnote that discusses them through the addition of an explanatory paragraph, including an appropriate title (immediately following the opinion paragraph). File the revised audit report in an amended Form 20-F. Refer to paragraphs ..09 and .16 of PCAOB AS 2820.

Company Response: The Company acknowledges the Staff’s comment and the auditor proposes to add the following paragraph in its audit report and file such revised audit report in the Amended 20-F:

“Restatement of the 2021 Consolidated Financial Statements

As discussed in Note 2 (ai) to the consolidated financial statements, the 2021 consolidated financial statements have been restated to correct a misstatement.”

***

If you have any questions or comments concerning these responses, please do not hesitate to contact me by telephone at 852-28140311 or by e-mail at DAVIDLEUNG.HK@EURO-TECH.COM or the Company’s counsel by telephone at 212-634-3031 or by email at rafriedman@sheppardmullin.com.

Sincerely,

/s/ David YL Leung

David YL Leung, Chief ExecutiveOfficer

cc:

Sheppard Mullin Richter & Hampton LLP